EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Six Months Ended June 30,		Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006

Income (loss) from continuing operations before tax	355.0	194.8	405.5	(94.2)	439.6	264.7	208.6
Share of undistributed (losses) income from 50%-or-less-owned affiliates, excluding affiliates with guaranteed debt	0.3	—	(0.2)	0.9	(1.4)	1.3	5.7
Amortization of capitalized interest	1.0	1.5	2.0	1.9	1.8	1.4	1.2
Interest expense	19.1	19.6	38.2	41.9	44.4	42.3	49.0
Interest portion of rental expense	3.6	4.0	8.0	8.5	8.7	7.5	5.0

Earnings (loss)	379.0	219.9	453.5	(41.0)	493.1	317.2	269.5

Interest	19.3	19.8	38.9	43.7	47.4	48.0	52.3
Interest portion of rental expense	3.6	4.0	8.0	8.5	8.7	7.5	5.0

Fixed Charges	22.9	23.8	46.9	52.2	56.1	55.5	57.3

Ratio of Earnings to Fixed Charges	16.55	9.24	9.67	(0.79)	8.79	5.72	4.70